EXHIBIT 99.1
FORM 51—102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
Item 1     Name and Address of Company
Glamis Gold Ltd.
5190 Neil Road
Reno, Nevada 89502
Item 2     Date of Material Change
August 30, 2006
Item 3     News Release
A news release with respect to the material change referred to in this report was issued through newswire services on August 31, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).
Item 4     Summary of Material Change
On August 31, 2006, Glamis Gold Ltd. (“Glamis”) and Goldcorp Inc. (“Goldcorp”) announced the proposed acquisition of Glamis by Goldcorp., which will be effected under a statutory plan of arrangement (the “Arrangement”). In accordance with the terms and conditions of an Arrangement Agreement and Plan of Arrangement among Glamis, Goldcorp and 0756808 B.C. Ltd. (“Goldcorp Subco”) dated August 30, 2006 (the “Arrangement Agreement”). Pursuant to the Arrangement, Glamis will amalgamate with Goldcorp Subco and each Glamis shareholder will receive, in exchange for each issued common share of Glamis (each a “Glamis Share”), 1.69 common shares of Goldcorp (“Goldcorp Shares”).
After completion of the Arrangement, current Goldcorp shareholders will own approximately 60% of Goldcorp and current Glamis shareholders will own approximately 40% of Goldcorp.
Item 5     Full Description of Material Change
On August 31, 2006, Glamis and Goldcorp announced the proposed acquisition of Glamis by Goldcorp, which will be effected under the Arrangement, in accordance with the terms and conditions of the Arrangement Agreement. Pursuant to the Arrangement Glamis will amalgamate with Goldcorp Subco and each Glamis shareholder will receive, in exchange for each Glamis Share, 1.69 Goldcorp Shares (the “Share Exchange Ratio”).
Prior to entering into the Arrangement Agreement, Glamis and Goldcorp completed preliminary due diligence investigations and the board of directors of Glamis received an opinion from each of Orion Securities Inc. and J.P. Morgan Securities Inc. that the Share Exchange Ratio is fair, from a financial point of view, to shareholders of Glamis.
A special meeting (the “Meeting”) of shareholders of Glamis will be held to seek shareholder approval of the Arrangement on October 26, 2006. The information circular relating to the special meeting will be mailed to shareholders and will be filed on SEDAR on or about October 2, 2006. Shareholders are urged to read the information circular prior to voting.
The board of directors of Glamis has approved the Arrangement Agreement and the Arrangement and has unanimously recommended that shareholders of Glamis vote for the Arrangement at the Meeting.
Arrangement Agreement
A summary of the principal terms of the Arrangement Agreement is set out below. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, a copy of which has been filed on SEDAR. Capitalized terms used but not otherwise defined herein have the meanings set out in the Arrangement Agreement.
The Arrangement
The Arrangement Agreement provides that Glamis and Goldcorp will effect a combination of their respective businesses by way of the Arrangement under the Business Corporations Act (British Columbia) pursuant to which, at the Effective Time of the Arrangement:
(a) each outstanding Glamis Share (other than Glamis Shares held by a holder who has validly exercised its dissent rights) will be exchanged by the holder thereof for 1.69 Goldcorp Shares;
(b) no fractional Goldcorp Shares will be issued, but rather each such fractional share will be rounded up or down to the nearest whole share;
(c) Glamis will amalgamate with Goldcorp Subco to form a new corporation (“Amalco”), which will be a wholly-owned subsidiary of Goldcorp with its officers and directors being nominees of Goldcorp;
(d) the subsidiaries of Glamis will become beneficially owned by Goldcorp through its ownership of Amalco and Goldcorp will indirectly own 100% of the mineral rights and other assets which Glamis and its subsidiaries currently possess;
(e) each Glamis Option outstanding under the Glamis Incentive Share Purchase Option Plan and the Western Silver Option Exchange Plan (the “Glamis Option Plans”) immediately prior to the Effective Time of the Arrangement, whether or not vested, will be exchanged for an option (a “Converted Goldcorp Option”) exercisable to acquire (on the same terms and conditions as were applicable to such Glamis Option) the number (rounded down to the nearest whole number) of Goldcorp Shares determined by multiplying: (a) the number of Glamis Shares subject to such Glamis Option under the Glamis Option Plans immediately prior to the Effective Time of the Arrangement by (b) the Share Exchange Ratio. The exercise price per Goldcorp Share subject to any such Converted Goldcorp Option will be an amount equal to the quotient of: (a) the exercise price per Glamis Share subject to such Glamis Option under the Glamis Option Plans immediately prior to the Effective Time of the Arrangement, divided by (b) the Share Exchange Ratio; provided that the exercise price will be increased to the extent, if any, required to ensure that the In the Money Amount of the Converted Goldcorp Option immediately after the exchange is equal to the In the Money Amount of the exchanged Glamis Option immediately before the exchange. The net effect of the exchange of options is to place the holders of Glamis Options in the same position that they would have been in had they exercised their Glamis Options prior to completion of the Arrangement.
Other Terms of the Transaction
Prior to the Effective Time, all outstanding Glamis stock appreciation rights (“SARs”) will be exercised by the holders of the SARs into Glamis Shares such that holders of the SARs will receive Goldcorp Shares based on the Share Exchange Ratio in accordance with the terms of the Arrangement.
Due to the change of control of Glamis, 15,000 restricted Glamis Shares that were issued to Glamis executives under the Glamis Equity Incentive Plan will, at the Effective Time, be deemed to be vested and will be delivered to the executives.
Conditions to the Arrangement
The conditions to the Arrangement are specified in the Arrangement Agreement and include the approval of the Arrangement by two-thirds of the votes cast at the Meeting, approval of the British Columbia Supreme Court (the “Court”) and the receipt by each of Goldcorp and Glamis of required regulatory approvals.
Amendment and Waiver
The Arrangement Agreement may, at any time before or after the holding of the Meeting, be amended by mutual written agreement of Glamis and Goldcorp without further notice to or authorization from the shareholders of Glamis, to, among other things:
(a) change the time for performance of any of the obligations or acts of any of the parties;
(b) waive any inaccuracies in or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;
(c) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the parties; and
(d) waive compliance with or modify any conditions contained in the Arrangement Agreement;
provided, however, that notwithstanding the foregoing, the Share Exchange Ratio may not be amended without approval of the shareholders of Glamis or as may be ordered by the Court.

Management and Directors
Goldcorp will use its reasonable best efforts to ensure that, as of the Effective Time of the Arrangement, the board of directors of Goldcorp will consist of ten members, six of which will be nominees of Goldcorp and four of Glamis. The President and Chief Executive Officer of Goldcorp will be appointed Chairman of Goldcorp, the President and Chief Executive Officer of Glamis will be appointed the Chief Executive Officer of Goldcorp, the Executive Vice President Administration, General Counsel and Secretary of Glamis will be appointed a senior officer of Goldcorp and the current officers of Goldcorp (other than the President and Chief Executive Officer) will continue to hold their respective offices.
Representations, Warranties and Covenants of Glamis
The Arrangement Agreement contains customary representations and warranties on the part of Glamis relating to, among other things, the organization of Glamis and its status as a reporting issuer, the capitalization of Glamis, its authority to enter into the Arrangement Agreement, and the approval of the board of directors of Glamis of the Arrangement. The representations and warranties also address certain matters relating to the business, operations and properties of Glamis and its subsidiaries, including the absence of any Material Adverse Change relating to, among other things, the business and operations of Glamis, pension and employment matters, the accuracy of the financial statements, corporate records and minute books of Glamis, the absence of undisclosed litigation that would have a Material Adverse Effect on, among other things, the business and operations of Glamis, assurances relating to title to properties and the condition of assets, insurance, environmental matters, tax matters, and compliance with applicable laws.
The Arrangement Agreement also contains customary covenants of Glamis, including that Glamis will continue to conduct its business in the ordinary course consistent with past practice unless otherwise permitted under the Arrangement Agreement.
Representations, Warranties and Covenants of Goldcorp
The Arrangement Agreement contains customary representations and warranties of Goldcorp relating to, among other things, the organization of Goldcorp and its status as a reporting issuer, the capitalization of Goldcorp, its authority to enter into the Arrangement Agreement, and the approval of the board of directors of Goldcorp of the Arrangement. The representations and warranties also address certain matters relating to the business, operations and properties of Goldcorp and its subsidiaries, including the absence of any Material Adverse Change to, among other things, the business and operations of Goldcorp, the accuracy of its financial statements, corporate records and minute books, the absence of undisclosed litigation that would have a Material Adverse Effect on, among other things, the business and operations of Goldcorp, assurances relating to title to properties and the condition of assets, insurance, environmental matters, tax matters, and compliance with applicable laws.
The Arrangement Agreement also contains customary covenants of Goldcorp, including that Goldcorp will continue to conduct its business in the ordinary course consistent with past practice unless otherwise permitted under the Arrangement Agreement.

Glamis Shareholder Meeting
The Arrangement Agreement requires Glamis to use its commercially reasonable efforts to convene a special meeting of its shareholders by October 30, 2006, but no later than November 30, 2006, for the purpose of considering a special resolution to approve the Arrangement.
No Solicitation
Glamis agreed that it will not, except as provided below, directly or indirectly, (a) make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, permitting any visits to Glamis’ facilities or properties or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, or that may reasonably be expected to lead to, any Acquisition Proposal or potential Acquisition Proposal, (b) participate in any discussions or negotiations, or furnish to any person any information, regarding any Acquisition Proposal or potential Acquisition Proposal, (c) remain neutral with respect to, agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal, (d) make or propose publicly to make a change in its recommendation to shareholders relating to the Arrangement, (e) accept, or enter into or propose publicly to accept or enter into, any agreement, arrangement or understanding related to any Acquisition Proposal or potential Acquisition Proposal, or (f) make a public announcement or take any action inconsistent with the recommendation of the board of directors of Glamis to approve the Arrangement.
Glamis also agreed to immediately terminate and cease any discussions or negotiations with any person with respect to any proposal that constitutes or could reasonably be expected to constitute an Acquisition Proposal. Glamis also agreed not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal or any standstill agreement and immediately request the return or the destruction of all information provided to any such person.
Notwithstanding the foregoing, the board of directors of Glamis may, prior to the approval of the Arrangement by shareholders of Glamis, consider or negotiate any unsolicited Acquisition Proposal that may constitute a Superior Proposal, and approve or recommend to the shareholders of Glamis or enter into an agreement in respect of a Superior Proposal, in accordance with the applicable terms of the Arrangement Agreement, but only if the Acquisition Proposal did not result from a breach of the Arrangement Agreement by Glamis and if the directors of Glamis determine in good faith after consulting with outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable law. If Glamis receives a request for material non-public information from a person who is considering making or who has made a written Acquisition Proposal, Glamis is required to enter into a confidentiality agreement with such person on terms that are not more favourable to the person making the Acquisition Proposal than those set out in the confidentiality agreement with Goldcorp.
Notice of Acquisition Proposal
Glamis must immediately notify Goldcorp, at first orally and then promptly in writing, of the receipt of any Acquisition Proposal, or any amendment to any Acquisition Proposal, or any request for non-public information relating to Glamis or any of its subsidiaries in connection with any potential Acquisition Proposal or for access to the properties, books or records of it or any of its subsidiaries by any person that informs Glamis or any of its subsidiaries that it is considering or has made an Acquisition Proposal. Such notice must include (a) the identity of the person making the Acquisition Proposal, (b) a description of the material terms and conditions of the Acquisition Proposal, and (c) such other details of the Acquisition Proposal, inquiry or contact as Goldcorp may reasonably request.
Superior Proposal
Glamis may not make a change of its recommendation to shareholders to approve the Arrangement or accept, approve, recommend or enter into an agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal unless (a) Glamis has complied with its obligations under the Arrangement Agreement, (b) the Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Glamis completes the Arrangement with Goldcorp, (c) Glamis has provided Goldcorp with information about the Superior Proposal as required under the Arrangement Agreement, and (d) five business days have elapsed from the later of the date Goldcorp received notice of the determination of the directors of Glamis to accept, approve, recommend or enter into an agreement in respect of the Superior Proposal and the date that Goldcorp has received the information required to be provided by Glamis in respect of an Acquisition Proposal as provided above.
During this five business day period, Goldcorp will have the opportunity to offer in writing to amend the terms of the Arrangement Agreement and the Arrangement. The directors of Glamis must review any such amended offer by Goldcorp and determine in good faith whether the amended offer of Goldcorp would result in an Acquisition Proposal not being a Superior Proposal, and if so determined by the directors of Glamis, Glamis must enter into an amended agreement with Goldcorp reflecting the amended proposal of Goldcorp and must promptly reaffirm its recommendation to shareholders.
If the proxy circular relating to the Meeting has been sent to the shareholders of Glamis prior to the expiry of the five business day period referred to above and, during this period, Goldcorp requests in writing that the Meeting proceed, Glamis must continue to take all reasonable steps necessary to hold the Meeting and to cause the Arrangement to be voted upon at the Meeting, unless otherwise ordered by the Court.
In addition, where at any time before the Meeting, Glamis has provided to Goldcorp the required notice relating to an Acquisition Proposal, an Acquisition Proposal has been publicly disclosed or announced and the five business day period referred to above has not elapsed, then, at Goldcorp’s request, at the Meeting Glamis must postpone or adjourn the Meeting to a date acceptable to Goldcorp but not later than 20 days after the scheduled date of the Meeting. In the event that Goldcorp and Glamis have amended the terms of the Arrangement Agreement as provided above, Glamis must ensure that the details of the amended agreement are communicated to the shareholders of Glamis prior to the holding of the Meeting.

Break Fee
The Arrangement Agreement provides that Glamis must pay to Goldcorp a termination fee in the amount of U.S. $215,000,000 in the event that:
(a) the Arrangement Agreement is terminated by Goldcorp if an Acquisition Proposal in respect of Glamis has been made or proposed and the directors of Glamis have (i) changed their recommendation to shareholders or (ii) have failed, after being requested by Goldcorp, in writing, to reaffirm its approval or recommendation of the Arrangement as promptly as possible or (iii) have accepted, approved, recommended or entered into an agreement in respect of any Acquisition Proposal;
(b) the Arrangement Agreement is terminated by Goldcorp due to any applicable condition set out in the Arrangement Agreement not being satisfied or waived as a result of the breach by Glamis of the covenants regarding non-solicitation and Superior Proposals as set out in the Arrangement Agreement;
(c) the Arrangement Agreement is terminated by Goldcorp due to any applicable condition set out in the Arrangement Agreement not being satisfied or waived as a result of Glamis failing to submit the Arrangement for approval to the shareholders of Glamis on or prior to the date that is five business days prior to December 31, 2006 (the “Completion Deadline”) or failing to solicit proxies in accordance with the provisions of the Arrangement Agreement;
(d) an Acquisition Proposal has been made to Glamis and made known to its shareholders generally or has been made directly to its shareholders generally or any person has publicly announced an intention to make an Acquisition Proposal, which is not publicly withdrawn prior to the Meeting, and after which the shareholders of Glamis do not approve the Arrangement at the Meeting or the Arrangement Agreement is terminated by either Goldcorp or Glamis as a result of the shareholders of Glamis not approving the Arrangement at the Meeting or the Arrangement has not been completed by the Completion Deadline and Glamis completes an Acquisition Proposal within 12 months following the termination of the Arrangement Agreement;
(e) the directors of Glamis have made a change in their recommendation to shareholders relating to the approval of the Arrangement due to a pending Acquisition Proposal as described in the above paragraph (d) after which the shareholders of Glamis do not approve the Arrangement at the Meeting and the Arrangement Agreement is terminated by either Glamis or Goldcorp as a result of the non-approval of the Arrangement by shareholders of Glamis at the Meeting; or
(f) Glamis proposes to enter into an agreement with respect to a Superior Proposal in compliance with the terms of the Arrangement Agreement provided that Glamis has paid the termination fee.
Glamis must pay the termination fee to Goldcorp in the circumstances set out in paragraphs (a), (b), (c) and (e) above at the time of the termination of the Arrangement Agreement or within 30 days of such termination, and in the circumstances set forth in subsection (d) above, within five days following the completion of such an Acquisition Proposal.

Termination
The Arrangement Agreement may be terminated at any time prior to the Effective Date:
(a) by the mutual written consent of the board of directors of Goldcorp and Glamis;
(b) in the event that any condition set out in the Arrangement Agreement for the benefit of Glamis or Goldcorp, as the case may be, is not satisfied or waived;
(c) by Goldcorp if an Acquisition Proposal with respect to Glamis has been made or proposed and the directors of Glamis (i) make a change in their recommendation to shareholders relating to the Arrangement or (ii) after being requested by Goldcorp in writing, fail to reaffirm their approval or recommendation of the Arrangement as promptly as possible or (iii) Glamis has accepted, approved, recommended or entered into an agreement in respect of any Acquisition Proposal;
(d) by Goldcorp or Glamis if the Meeting of shareholders of Glamis is held and completed and shareholder approval in respect of the Arrangement is not obtained;
(e) by Goldcorp or Glamis if the Arrangement has not been completed by the Completion Deadline, provided that, if the Arrangement has not been completed by that date because the Meeting of shareholders of Glamis has not been held due to the fault of Glamis, then Glamis may not terminate the Arrangement Agreement;
(f) by Goldcorp if the directors of Glamis make a change in their recommendation to shareholders relating to the Arrangement;
(g) by Glamis if Glamis proposes to enter into an agreement with respect to a Superior Proposal in compliance with the terms of the Arrangement Agreement, provided that Glamis has paid the termination fee; and
(h) by Goldcorp or Glamis at any time before September 13, 2006, if their further review results in the discovery of a material fact which has not been disclosed by the other party and which constitutes a Material Adverse Change to or which would have a Material Adverse Effect on the other party.
The termination of the Arrangement Agreement in accordance with paragraphs (b) to (g) above is required to be made by delivery of written notice of termination to the other party prior to the Effective Date of the Arrangement specifying in reasonable detail the matter or matters giving rise to the termination.
Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51—102
Not applicable.
Item 7    Omitted Information
Not applicable.

Item 8    Executive Officer
Charles A. Jeannes
Executive Vice President, Administration,
General Counsel and Secretary
Telephone: (775) 827-4600 (ext. 3107)
Item 9    Date of Report
September 7, 2006
GLAMIS GOLD LTD.
“Charles A. Jeannes”

Charles A. Jeannes
Executive Vice President, Administration